Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,					Nine Months Ended September 30, 2011
	2006	2007	2008	2009	2010	(unaudited)

Income (loss) from continuing operations before income taxes	$41,531	$22,209	$(133,076)	$16,035	$(1,630)	$19,165
Fixed charges:
Interest expense	5,028	5,012	1,537	4	43	58

Interest relating to rental expense (1)	5,790	6,339	5,314	2,438	2,533	1,579

Total fixed charges	10,818	11,351	6,851	2,442	2,576	1,637

Earnings available for fixed charges	$52,349	$33,560	$(126,225)	$18,477	$946	$20,802

Ratio of earnings to fixed charges	4.84	2.96	N/A (2)	7.57	0.37	12.71

(1)	The representative interest portion of rental expense was deemed to be one- third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 which was deemed to be all interest.
(2)	For the year ended December 31, 2008 our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for the year was $126.2 million.